May 20, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed January 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2010
File No. 000-22513

Dear Mr. Owings:

On behalf of Amazon.com, Inc. (the “Company”) and in connection with our response dated May 12, 2010 to your letter of April 27, 2010, regarding our Annual Report on Form 10-K for the year ended December 31, 2009 and Proxy Statement for our 2010 Annual Meeting of Shareholders, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (206) 266-6360 (telephone) or (206) 266-7010 (facsimile).

Very truly yours,

/s/ Michael Deal
Michael Deal
Vice President and Associate General Counsel Amazon.com, Inc.

cc:	Catherine Brown, Staff Attorney
Division of Corporation Finance

Yolanda Guobadia, Staff Accountant
Division of Corporation Finance

William Thompson, Branch Chief
Division of Corporation Finance

Thomas J. Szkutak
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

Shelley Reynolds
Vice President, Worldwide Controller and
Principal Accounting Officer
Amazon.com, Inc.

L. Michelle Wilson
Senior Vice President, General Counsel and Secretary
Amazon.com, Inc.

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP

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